Filed by Plains Exploration & Production Company Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nuevo Energy Company Commission File No: 001-10537

The following presentation was made by Plains Exploration & Production Company on April 21, 2004:

PLAINS EXPLORATION & PRODUCTION COMPANY



PXP

IPAA 2004 Oil & Gas Symposium
April 21, 2004

Stephen A. Thorington
Executive Vice President & Chief Financial Officer

NYSE:PXP

www.plainsxp.com

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this presentation are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. These risks and uncertainties include, among other things, uncertainties inherent in the exploration for and development and production of oil & gas and in estimating reserves, unexpected difficulties in integrating Nuevo’s operations into ours, unexpected future capital expenditures, general economic conditions, oil and gas price volatility, the success of our risk management activities, competition, regulatory changes and other factors discussed in PXP’s filings with the Securities and Exchange Commission.

Forward Looking Statements

PXP and Nuevo have filed a definitive joint proxy statement/prospectus and other documents with the SEC. Investors and security holders are urged to carefully read the joint proxy statement/prospectus because it contains important information regarding PXP, Nuevo and the acquisition. A definitive joint proxy statement/prospectus will be sent to security holders of PXP and Nuevo seeking their approval of the acquisition. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PXP and Nuevo with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to PXP) may also be obtained for free from PXP by directing such request to: Plains Exploration & Production Company, 700 Milam, Suite 3100, Houston, TX 77002, Attention: Joanna Pankey; telephone: (832) 239-6000; e-mail: jpankey@plainsxp.com. The proxy statement/prospectus and such other documents (relating to Nuevo) may also be obtained for free from Nuevo by directing such request to: Nuevo Energy Company, 1021 Main Street, Suite 2100, Houston, Texas 77002 Attention: Barbara Forbes; telephone: (713) 374-4870; e-mail: forbesb@nuevoenergy.com.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the Registration Statement on Form S-4 when it is filed.

Nuevo, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition will be contained in the Registration Statement on Form S-4 when it is filed.

PXP Overview Pro Forma for NEV

489 MMBOE reserves as of 12/31/03

• 83% oil/17% gas

• 71% Proved developed

• 97% domestic

85,000 BOEPD production as per guidance

• 75% oil/25% gas

16 yr reserves/production ratio

Visible organic growth for both reserves and production

Strong financial profile with a combined $2.3B EV

Largest independent producer in California

10th largest U.S. independent by reserves

PXP Pro Forma Core Operating Areas

Western BU

San Joaquin Valley OCS LA Basin

Central BU

Permian Basin East Texas

South TX

Eastern BU

BSA

PXP Pro Forma

PXP Pro Forma
California Operating Areas



California
Arroyo Grande
Cymric
So. Belridge
Monument Junction
Mount Poso
Buena Vista
Midway Sunset
Pt. Pedernales
Pt. Arguello &
P-0451 E/2
(Rocky Point)
Santa Clara
Hueneme
Dos Cuadras
E. Dos Cuadras
Pitas Point
Carpinteria
Inglewood, San Vincente,
Packard & Montebello
Belmont
Huntington Beach
Beta
Significant PXP areas of activity
Significant NEV areas of activity
Oil fields
0
50
100 Mi.
0
50
100 Km

PXP

PXP Value Creation Strategy

Develop large, durable U.S. reserve base to maintain production

Drill high impact exploitation inventory to grow production and reserves

Utilize financial flexibility to react opportunistically

PXP Operational Value Drivers

High Impact Exploitation Inventory Deep Inglewood (DI)

Point Arguello (PTA) and offshore California

Breton Sound (BSA)

San Joaquin Valley (SJV)

East Texas—Cotton Valley

West Texas—Pakenham

What Is Deep Inglewood (DI) ?

Productive zones between the active Vickers-Rindge (V-R) water-flood zone at 3500’ and basement at about 10,500’

319 historical well penetrations below the V-R

– First deep zone found in 1934, ten years after V-R

• 88.5 MMEB cum production, peak rate of 6800 BOEPD in 1962

– 1000 BOEPD present production from 62 active wells

• Most from shallow “Deep”

Previously de-emphasized as an opportunity

– Atypical cost and risk profile for PXP

– Complexity demanded significant time and dollar commitment

– Seismic data a necessity

Inglewood Field–Shallow and Deep Reservoirs

Vickers

Rindge

Rubel Moynier Bradna

Sentous COI

Vickers/Rindge (Proven Reserves)

Various Deep Zones (Potential Reserves)

DI 2004 Exploitation Wells

Rubel 643

LAI1 655

LAI1 645

DI Exploitation/Development Wells

Drilled Wells—2004

Exploitation Wells—2004

Potential Development Wells

PXP Pro Forma California OCS

PXP Properties

NEV Properties

Point Arguello Project

Bonito Unit

Rocky Point Structure

Pt. Arguello Unit

Sword Unit

Block 451 Test Wells 1,629 BOPD 3,500 BOPD 1,100 BOPD

Expected Spud Date 2nd Quarter, 2004

Breton Sound Area

Breton Sound Area

Indicative Well Returns

DI PtA BSA

8/8ths Basis

2004 Planned Wells 10 – 12 2-3 20 – 25

Well Cost, $million $ 1 – 1.5 $12 – 15 $2 – 8

300 – 800 2,000 – 4,000 3 – 10

Production IP

BOEPD BOEPD MMCFED

0.3 – 0.7 2 – 4 4 – 8

Reserves

MMBOE MMBOE BCFE

After Tax IRR 100+% 75+% 50+%

P L A I N S E X P L O R A T I O N & P R O D U C T I O N C O M P A N Y

Financial Review

N Y S E : P X P w w w . p l a i n s x p . c o m

2003 Results

(in $M) Year Ending December 31,

2003 2002

Revenues 304,090 188,563

Production Expenses 104,819 78,451

General & Administrative, excluding the below 19,884 10,756

SARS 18,010 3,653

Merger costs 5,264 -

Spin-off costs - 777

Depreciation, Depletion, Amortization, and Accretion 52,484 30,359

Income from Operations 103,629 64,567

Interest Expense 23,778 19,377

Expenses of Terminated Equity Offering - 2,395

Other (688) (174)

Income before Income Taxes and Accounting Change 80,539 42,969

Current Taxes 1,224 6,353

Deferred Taxes 32,228 10,379

Income before Accounting Change 47,087 26,237

Cumulative Effect of Accounting Change, net of tax 12,324 -

Net Income 59,411 26,237

Earnings per Share $ 1.78 $ 1.08

Pro Forma Balance Sheet

(As of 12/31/03, in $MM)

Pro Forma

PXP NEV Adjustments Pro Forma

Total Current Assets 60,325 106,431 42,283 209,039

Property and equipment, net 956,895 696,241 265,890 1,919,026

Other assets 166,892 42,304 202,406 411,602

1,184,112 844,976 2,539,667

Current Liabilities-excluding hedges 99,963 103,943 (9,573) 194,333

Commodity Hedging Contracts 55,123 35,005 90,128

Total Long-Term Debt 487,906 369,211 32,502 889,619

Deferred Income Tax 121,435 - 89,656 211,091

Other Long-Term Liabilities 65,429 114,988 30,940 211,357

Total Shareholders’ Equity 354,256 221,829 367,054 943,139

1,184,112 844,976 2,539,667

Long-Term Debt to Total Capitalization 58% 62% 49%

Financial Strategy

Increase borrowing base to $500mm+ Seek credit rating upgrade Use puts and collars in hedging strategy Use proceeds from asset sales and excess cash flow to accelerate growth and reduce debt Recent sale of Illinois and other non core properties to raise $25 million and generate a

>$ 30 million NOL.

Sell Nuevo properties in Congo for $62 million

Enhanced Credit Profile

Improved Credit Statistics as of 12/31/03

Key Credit Benefits

Sheet and credit ratios

– Debt / PD BOE

– Debt / EBITDA

– Debt / capitalization

Ratings Agency Announcements

Moody’s – Review for Upgrade

S&P – Credit Watch Positive

Fitch – Watch Positive

PXP PF $ 2.98

$ 2.65

2.3x 2.3x

58%

49%

Debt / cap Debt / EBITDAX Debt / PD Boe

Note: Q3 annualized EBITDA includes $20mm of synergies

PXP Value Creation Strategy

Develop large, durable U.S. reserve base to maintain production Drill high impact exploitation inventory to grow production and reserves Utilize financial flexibility to react opportunistically

P L A I N S E X P L O R A T I O N & P R O D U C T I O N C O M P A N Y

N Y S E : P X P w w w . p l a i n s x p . c o m

ON MARCH 12, 2004, PXP AND NUEVO FILED A JOINT PROXY STATEMENT/PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE PROPOSED ACQUISITION BECAUSE IT CONTAINS IMPORTANT INFORMATION REGARDING PXP, NUEVO AND THE ACQUISITION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE DEFINITIVE JOINT pROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY PXP AND NUEVO WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO PLAINS EXPLORATION & PRODUCTION COMPANY, 700 MILAM, SUITE 3100, HOUSTON, TX 77002, ATTENTION: JOANNA PANKEY; TELEPHONE: (832) 239-6000, E-MAIL: JPANKEY@PLAINSXP.COM.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the acquisition. INFORMATION REGARDING SUCH PERSONS AND A DESCRIPTION OF THEIR INTERESTS IN THE ACQUISITION IS CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4.